EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Qumu Corporation

We consent to the use of our report dated March 15, 2019, with respect to the consolidated balance sheet of Qumu Corporation as of December 31, 2018, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes, incorporated herein by reference, and to the reference to our firm under the heading “Experts”, in the registration statement on Form S-3 to be filed on or about January 25, 2021.

Our report refers to a change in the method of accounting for revenue.

/s/ KPMG LLP

Minneapolis, Minnesota

January 25, 2021